2116-130 Adelaide St. W.
                                                             Toronto, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
[NAP GRAPHIC OMITTED]                                        www.napalladium.com
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For Immediate Release                                               News Release
February 5, 2007                                        Trading Symbol TSX - PDL
                                                                     AMEX - PAL

               North American Palladium Secures Purchase Facility
                              with Auramet Trading
                              --------------------

Toronto, Ontario. North American Palladium Ltd. ("NAP") is pleased to announce that it has entered into a platinum and palladium purchase agreement (the "Agreement") with Auramet Trading, LLC ("Auramet") a precious metals merchant, providing for the sale of an average of 10,000 ounces of palladium and 500 ounces of platinum per month over a two-year term. At its election, NAP may receive advance payments not exceeding, at any time, an aggregate maximum amount of US$25 million.

To secure the obligations of the Company under the Agreement, NAP has granted to Auramet a security interest in the concentrates (including the precious and base metals contained therein) mined at the Lac des Iles mine together with the proceeds arising from the sale of the concentrate, and by way of security, an assignment of its smelting and refining agreement.

"This facility puts the value of our in-process precious metals to work in a cost effective and efficient manner", commented Jim Excell, President & CEO of NAP. "It enhances our liquidity and assures NAP's position as North America's premier palladium producer."

Advance payments will be subject to a discount equal to LIBOR plus 1.9% p.a. to delivery date and will be used to finance NAP's ongoing working capital requirements.

North American Palladium's Lac des Iles Mine is Canada's only primary producer of palladium and is among the largest open pit, bulk mineable palladium operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and Finland. Palladium's catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and an emerging jewelry market, while continuing to have widespread application in the dental, electronics and chemical sectors.

For further information contact:
James D. Excell - President & CEO
Tel:  (416) 360-7971 ext. 223       email: jexcell@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-7971 ext. 226        email: dyoshimatsu@napalladium.com

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "expect", "plans", "will" and other similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control that may cause actual results or performance to differ materially from those currently anticipated in such statements. See the Company's most recent Annual Information Form and Annual Report on Form 40-F on file with securities regulators for a comprehensive review of risk factors. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.